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                               January 31, 2022

       Hunter Horsley
       President
       Bitwise 10 Crypto Index Fund
       300 Brannan Street, Suite 201
       San Francisco, CA 94107

                                                        Re: Bitwise 10 Crypto
Index Fund
                                                            Amendment No. 3 to
                                                            Registration
Statement on Form 10
                                                            Filed December 23,
2021
                                                            File No. 000-56270

       Dear Mr. Horsley:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form 10

       General

   1. Please note that we continue to evaluate your responses to comments 3 and 14 and may have additional
comments.
       Business
       Activities of the Trust, page 5

   2. Your response to comment 4 suggests that the Trust will no longer engage in staking activities but your
disclosure on page 6 and throughout indicates that the Trust may engage in staking
activities. Please revise to clarify whether the Trust will engage in staking activities. To
the extent that the Trust will continue to do so, please tell us why you believe that such
activities are consistent with your disclosure that decisions related to
 Hunter Horsley
Bitwise 10 Crypto Index Fund
January 31, 2022
Page 2
         engaging in staking the Trust's digital assets are consistent with your disclosure that the
         Trust is managed as a passive investment vehicle.
Index, page 9

3. Refer to your response to comment 5. Please revise to disclose why you believe that you will have satisfied your Exchange Act reporting obligations in connection with notifying investors only of changes to the Index Methodology that result in 10% or more changes to the composition of the Index that also result in corresponding changes to the Trust and not to other changes such as changes that impact how the Index is calculated.
Eligibility of Cryptocurrencies, page 13

4. Refer to your response to comment 7. Please clarify what you mean by the Committee's determination that a digital asset does "not face undue risk of being in violation of U.S.
         federal securities laws" and whether the only matter the Committee considers in such determination is whether the digital asset may be deemed a security under U.S. federal securities laws. Similarly, please disclose what you mean by the Sponsor's determination regarding whether a Portfolio Crypto Asset "may be at increased risk of being in violation of U.S. federal securities laws" and describe the Sponsor's analyses to make such a determination.
5. We note your response to comment 8 and we reissue. You state on your website that the
         Fund seeks to track an Index comprised of the 10 most highly valued cryptocurrencies, screened and monitored for certain risks, weighted by market capitalization, and rebalanced monthly. Given that the Index is made up of the top coins by market capitalization, other than those that do not meet the screening criteria, please include a table listing the digital assets included in the Index and the digital assets with larger market capitalizations than Bitcoin Cash that are not included in the Index along with a brief explanation for the reason they are not included in the Index. Staking Activities, page 18

6. Refer to your response to comment 9. Please revise to clarify, if true, that in addition to posting information on your website regarding the Trust's inability to rebalance its
FirstName LastNameHunter Horsley
       holdings in accordance with monthly rebalancing of the Index, there may be
Comapany    NameBitwise
       circumstances      10 Crypto
                      in which      Index also
                               you would  Fundhave Exchange Act current or
periodic reporting
Januaryobligations.
        31, 2022 Page 2
FirstName LastName
 Hunter Horsley
FirstName
Bitwise 10 LastNameHunter
           Crypto Index FundHorsley
Comapany
January 31,NameBitwise
            2022        10 Crypto Index Fund
January
Page 3 31, 2022 Page 3
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder at 202-551-3294 or John Spitz at 202-551-3484 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Office Chief, at 202-551-3469
with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance